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                              April 11, 2022

       Neal Menashe
       Chief Executive Officer
       Super Group (SGHC) Limited
       Bordeaux Court, Les Echelons
       St. Peter Port, Guernsey, GY1 1AR

                                                        Re: Super Group (SGHC)
Limited
                                                            Registration
Statement on Form F-1
                                                            Filed March 23,
2022
                                                            File No. 333-263800

       Dear Mr. Menashe:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed March 23, 2022

       Prospectus Cover Page

   1. For each of the securities being registered for resale, please disclose the price that such selling
securityholders paid for each of their securities or, to the extent applicable, the price that such
selling securityholders paid for any securities overlying any securities being registered for
resale. Please make conforming changes in the prospectus summary.
                                                        In this regard, please
ensure disclosure of such price for all such selling securityholders that held securities in
SEAC prior to the closing of the business combination with Super
                                                        Group (SGHC) Limited,
including the sponsor, founders, certain directors and officers and PJT Partners
Holdings LP and for all such selling securityholders who participated in any PIPE financing or
other private placement financing in connection with the closing of the business
combination.
 Neal Menashe
FirstName   LastNameNeal Menashe
Super Group   (SGHC) Limited
Comapany
April       NameSuper Group (SGHC) Limited
       11, 2022
April 211, 2022 Page 2
Page
FirstName LastName
2. Disclose the exercise price(s) of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
3. We note the significant number of redemptions of SEAC Class A Shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that certain of the shares being registered for resale were purchased by certain selling securityholders for prices considerably below the current market price of the Super Group ordinary shares.
         Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Super Group ordinary shares.
Prospectus Summary, page 1

4. Please highlight any differences in the current trading price, the prices that the selling securityholders (including the sponsor, founders, officers, directors, PIPE investors or any other private placement investors) acquired their securities, and the price that the public securityholders acquired their shares and warrants. Disclose that while such selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.
         Please also disclose the potential profit that such selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
Risk Factors
"Future resales of Super Group Ordinary Shares and/or warrants may cause the market price of such securities to drop significantly . . . ", page 75

5.       You state that    [f]uture    resales of your common stock and/or
warrants may cause the
         market price of such securities to drop significantly. This statement should be updated given that this prospectus is facilitating those sales. Please also revise to highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Super Group ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even if the trading price of Super Group ordinary shares falls to be at or significantly below the SPAC IPO price, certain selling securityholders may have an incentive to sell because they will still profit on sales of shares purchased at lower prices as compared to the prices paid by public investors.
 Neal Menashe
Super Group (SGHC) Limited
April 11, 2022
Page 3
Management's Discussion and Analysis of Financial Condition and Results of Operations , page
101

6. We note that the projected revenues for 2021 were $1.580 million, as set forth in the unaudited prospective financial information management prepared and provided to the board in connection with the evaluation of the business combination. To the extent material, please update your disclosure in Liquidity and Capital Resources, and elsewhere,
         to provide updated information about the company   s financial
position and further risks to
         the business operations and liquidity, including whether you will meet your 2021 revenue projections.
7. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Super
         Group ordinary shares, expand your discussion of capital resources to address any changes
         in the company   s liquidity position since the business combination.
If the company is
         likely to have to seek additional capital, discuss the effect of this offering on the
         company   s ability to raise additional capital.
8. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s ordinary shares. Your
discussion should
         highlight the fact that Knutsson Limited and Chivers Limited, beneficial owners of collectively over 68% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for
         use.
General

9. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. As example only, we note your
FirstName LastNameNeal Menashe
       disclosure on page 25 that "SEAC does not expect to generate any operating revenues
Comapany
       untilNameSuper    Group (SGHC)
            after the completion         Limited
                                 of the initial business combination at the
earliest." This
       statement
April 11,         should
          2022 Page 3 be updated given that the business combination was completed.
FirstName LastName
 Neal Menashe
FirstName   LastNameNeal Menashe
Super Group   (SGHC) Limited
Comapany
April       NameSuper Group (SGHC) Limited
       11, 2022
April 411, 2022 Page 4
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 if you
have any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Brian Leaf